Organigram Announces Shareholder Approval of Acquisition of Sanity Group GmbH and Results of its Annual General and Special Meeting
TORONTO, Ontario – March 30, 2026 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), is pleased to announce that the shareholders of Organigram have overwhelmingly approved the resolution required to consummate the previously announced acquisition by the Company (the “Transaction”) of Sanity Group GmbH (“Sanity Group”) and the related private placement financing (the “Private Placement”) with BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco (“BAT”) at the Company’s annual general and special meeting of shareholders (the “Shareholders”) held on March 30, 2026 (the “Meeting”).
Shareholders approved an ordinary resolution (the “Transaction Resolution”) authorizing (i) the indirect acquisition by the Company of all the issued and outstanding shares of Sanity Group not already owned by the Company, and (ii) the issuance by the Company of up to 96,287,602 common shares to the shareholders of Sanity Group and BAT in connection with the Transaction and the Private Placement, by an affirmative vote of 93% of the votes represented at the Meeting, excluding the votes attached to the Company’s common shares beneficially owned, or over which control or direction was exercised by BAT, its associates and affiliates and their respective directors and officers who held Organigram common shares as of the record date for the Meeting in accordance with the rules of the TSX Company Manual and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. The full text of the Transaction Resolution is set forth as “Appendix B” in the Company’s management information circular dated February 23, 2026 (the “Circular”) provided in connection with the Meeting.
Transaction Highlights
•Financially accretive acquisition that is expected to bring scale and positively impact both revenue and profitability. Sanity generated positive EBITDA in 2025.
•Cements Organigram’s position as a leader in the growing global cannabis market. Organigram is currently #1 in the Canadian adult use recreational market, and on closing will become a top company in the rapidly growing German medical cannabis market, the second largest federally legal cannabis market in the world after Canada.
•Provides Organigram with a vertically integrated European ‘hub’ and footprint. Will add local leadership, a strong network of strategic partners throughout the value chain across Europe as well as commercial, operational, medical and regulatory expertise.
•Sanity Group operates Europe’s first two legal cannabis specialty stores as part of scientific pilot projects in Switzerland. Pilot project experience also enhances credibility for future pilot projects, including in Germany.
•Provides Organigram the opportunity to bring its industry leading brands and IP to new markets globally. The combination of both teams, with the support of the Product Development Collaboration (PDC) generated intellectual property, is expected to deliver a suite of next generation cannabis innovations, backed by science, to European medical markets.
In addition to the shareholder approval obtained, the Transaction remains subject to the satisfaction of certain customary closing conditions for transactions of this nature, including the completion of the Private Placement and the ATB Financial senior secured credit facilities. The Company previously obtained foreign direct investment (FDI) clearance for the Transaction. Closing of the Transaction is expected to occur in April 2026.
In addition to the approval of the Transaction Resolution, the Shareholders approved all other matters presented for approval at the Meeting, as described in further detail below.

Election of Directors
Each of the ten nominees listed in the Circular were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against
Peter Amirault	49,413,277	98.6%	725,875	1.4%
James Yamanaka	49,488,063	98.7%	651,090	1.3%
Dexter John	49,474,313	98.7%	664,839	1.3%
Stephen Smith	49,404,097	98.5%	735,056	1.5%
Geoffrey Machum	49,388,232	98.5%	750,921	1.5%
Sherry Porter	49,448,299	98.6%	690,854	1.4%
Marni Wieshofer	49,393,604	98.5%	745,549	1.5%
Simon Ashton	49,292,856	98.3%	846,297	1.7%
Karina Gehring	49,352,986	98.4%	786,167	1.6%
Craig Harris	49,370,278	98.5%	768,874	1.5%
The biographies of the Company’s directors are set out in the Circular, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Committee Composition
Following the Meeting, the Board has reviewed and approved the composition of its Committees which remain unchanged. The Investment Committee consists of Dexter John (Chair), Stephen Smith, Marni Wieshofer, Simon Ashton and Craig Harris. The Governance, Nominating and Sustainability Committee consists of Geoff Machum (Chair), Sherry Porter, Dexter John and Craig Harris. The Audit Committee consists of Stephen Smith (Chair), Dexter John, Marni Wieshofer and Simon Ashton and the Compensation Committee consists of Sherry Porter (Chair), Geoff Machum and Karina Gehring.
Appointment of Auditor
PricewaterhouseCoopers LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is duly appointed, and the directors of the Company were authorized to fix the remuneration of such auditor by the affirmative vote of 97% of the votes represented at the Meeting.
Approval of Unallocated Awards under Long-Term Omnibus Equity Incentive Plan
Shareholders approved the ordinary resolution (the “Unallocated Awards Resolution”) authorizing all unallocated options, restricted share units, performance share units and deferred share units under the Company’s Long-Term Omnibus Equity Incentive Plan dated as of January 25, 2020 by the affirmative vote of 94% of the votes represented at the Meeting. The full text of the Unallocated Awards Resolution is set forth as “Appendix A” in the Circular.

Further Information
For further information regarding the Transaction, please refer to the Circular filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
About Organigram Global Inc.
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking-statements. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements reflect current beliefs of management of the Company with respect to future events and are based on information currently available to management including the reasonable assumptions, estimates, analysis and opinions of management of the Company considering their experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. There is a risk that some or all the expected benefits of the Transaction may fail to materialize or may not occur within the time periods anticipated by the Company. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Company following the business combination difficult. Material risks and uncertainties that could cause actual results to differ from forward-looking statements include the inherent uncertainty associated with the financial and other projections a well as market changes arising from Canadian and European governmental actions or market conditions; satisfaction or waiver of all conditions to closing of the Transaction; completion of the Transaction and Private Placement on the terms contemplated in their governing agreements, as applicable; the prompt and effective integration of Sanity into the Company not being possible; the ability to achieve the anticipated synergies and value-creation contemplated by the business combination not being possible or being delayed; the response of business partners and retention as a result of the business combination being negative; the impact of competitive responses to the business combination negatively impacting the Company; the ability to achieve the expected manufacturing and production output including flower supply not being possible; and the diversion of management time on business combination-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the factors and risks disclosed in the Circular, the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Organigram Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca

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